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                           July 22, 2020

       Marc Seelenfreund
       Chief Executive Officer
       Siyata Mobile Inc.
       1001 Lenoir St Suite A-414
       Montreal, QC H4C 2Z6

                                                        Re: Siyata Mobile Inc.
                                                            Amendment No. 1 to
                                                            Draft Registration
Statement on Form F-1
                                                            Submitted June 25,
2020
                                                            File No. 377-03097

       Dear Mr. Seelenfreund:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 1 to Draft Registration Statement on Form F-1 filed on June 25, 2020

       Management's Discussion and Analysis of Financial Condition and Results of Operations, page
       42

   1. We note that a single customer accounts for approximately 15% of your revenues for 2019 and your top four
customers account for approximately 49% of your revenues for 2019.
                                                        Please clarify whether
any other customers individually contributed a material amount of revenue. To the extent
material, please identify these significant customers and discuss the terms of any
agreements.
 Marc Seelenfreund
FirstName  LastNameMarc Seelenfreund
Siyata Mobile Inc.
Comapany
July       NameSiyata Mobile Inc.
     22, 2020
July 22,
Page  2 2020 Page 2
FirstName LastName
Significant Highlights, page 43

2. We note that you have been granted licensing agreements with Uniden America Corp,
         Via Licensing, and Wilson Electronics, LLC. Please disclose the material financial obligations under those agreements, including but not limited to, the minimum royalty payments. Please file the agreement with Via Licensing as an exhibit or provide an analysis supporting your determination that you are not required to provide the contract.
         Refer to Item 601(b)(10) of Regulation S-K.
Outlook, page 45

3. Please discuss the known trends and uncertainties from the COVID-19 pandemic on your future results of operations, liquidity and capital resources. Address how the COVID-19 pandemic may impact your ability to continue as a going concern and how management plans to address these uncertainties.
Results of Operations for the Year Ended December 31, 2019, page 48

4. Please quantify in MD&A each material factor identified in your discussion as having a significant impact on your results of operations. You should replace vague terms such as
            mainly    in favor of specific quantifications.
5. We note you discuss the impact of the initial demand for your Uniden UV350 4G In-
         vehicle product in North America offset by a drop in sales of legacy 3G products. Please expand your discussion to focus on such known trends or uncertainties that you reasonably expect will have a material impact on your future net sales, revenues and income from continuing operations. Describe and quantify your historic reliance of 3G and other legacy products for your revenues and the anticipated impact from any declines in such sales on your future revenues and margins.
Liquidity and Capital Resources, page 51

6. We note that you had convertible debentures coming due on June 28, 2020. Please see the guidance provided by Section III.C of Release 33-6835 and expand your discussions of liquidity and capital resources to address these balloon payments as well as other material payments coming due on long-term debt. Disclose proposed sources of funding required to satisfy such obligations.
Business, page 56

7. Please revise to provide more details concerning your channel partners and clarify how much of your revenue is derived from these sources as compared to direct sales. For example, please clarify whether any of your channel partners generates a material amount of your revenue and describe the material terms of those relationships, including the identity of those channel partners.
 Marc Seelenfreund
FirstName  LastNameMarc Seelenfreund
Siyata Mobile Inc.
Comapany
July       NameSiyata Mobile Inc.
     22, 2020
July 22,
Page  3 2020 Page 3
FirstName LastName
8. We note your statement that you obtained industry data and forecasts from market research, publicly available information, and industry publications. Where you have included industry or market data in the prospectus, please either identify the sources or attribute the information to your own company, based on your own research.
Management, page 63

9. We note that the four director nominees appear to be currently serving on the board based on the information on your website. Please revise to disclose the dates on which the directors were appointed.
Financial Statements
Consolidated Statements of Loss and Comprehensive Loss, page F-4

10. Revise your income statement to include the impairment of intangible assets in the calculation of net operating income (loss).
4. Trade and Other Receivables, page F-18

11. Tell us why the days-sales-outstanding in your trade receivables, as of December 31,
         2019, appears to be over 2-1/2 times that of December 31, 2018. Material trends in sales and collectability of receivables should be addressed in your Management's Discussion of
         Analysis in accordance with the guidance provided by Securities Act Release No. 33-
         6835.
7. Intangible Assets, page F-19

12. In light of your policy of amortizing development costs on a straight-line basis using useful lives of 5 - 6 years, it is unclear how you calculated the $950,383 of amortization expense for the year ended December 31, 2019. Please advise and provide us your calculations. Also, please disclose and tell us how much of the deferred development costs and related accumulated amortization represents 3G and 4G technologies.
Exhibits

13. Please file the employment agreements with Gerald Bernstein and the consulting agreement with Glenn Kennedy as exhibits. See Item 601(b)(10)(iii) of Regulation S-K.
General

14. Please supplementally provide us with copies of all written communications, as defined in
         Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.
 Marc Seelenfreund
Siyata Mobile Inc.
July 22, 2020
Page 4

        You may contact Joseph Kempf, Staff Accountant, at (202) 551-3352 or Robert
Littlepage, Accounting Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Michael C. Foland,
Attorney-Advisor, at (202) 551-6711 or Jan Woo, Legal Branch Chief, at (202) 551- 3453 with any other questions.



                                                         Sincerely,
FirstName LastNameMarc Seelenfreund
                                                         Division of
Corporation Finance
Comapany NameSiyata Mobile Inc.
                                                         Office of Technology
July 22, 2020 Page 4
cc:       Joseph M. Lucosky
FirstName LastName